UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


           Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the Month of March 2001

                    -----------------------------------------

                        Commission file number 001-15841

                                360networks inc.
             (Exact name of registrant as specified in its charter)

                         1500-1066 West Hastings Street,
                          Vancouver, British Columbia,
                                 Canada V6E 3X1
              (Address of principal executive offices and zip code)

       Registrant's Telephone Number, including area code: (604) 681-1994

                   -------------------------------------------

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes |_| No |X|

This Form 6-K Report of Foreign Issuer is incorporated by reference into the Registration Statement on Form S-8 of 360networks inc. (Registration No. 333-39774) and the Registration Statement on Form F-3 of 360networks inc. (Registration No. 333-54174).

March 1, 2001

All figures in U.S. dollars

Prepared in accordance with U.S. generally accepted accounting principles.

                          360NETWORKS ANNOUNCES RECORD
                         FOURTH QUARTER AND 2000 REVENUE

             Exceeds 2000 cash revenue and adjusted EBITDA estimates

   Reduces capital expenditure plans and lowers cash revenue guidance for 2001

Vancouver - 360networks today announced record fourth quarter revenue in 2000 of $158 million, an increase of 26% over $125 million in the fourth quarter of 1999. Revenue for the year ended December 31, 2000 climbed to $511 million, an increase of 42% over $360 million in 1999.

Cash revenue reached $217 million in the fourth quarter of 2000 compared with $135 million in the fourth quarter of 1999. Cash revenue was $644 million for the year ended December 31, 2000 compared with $370 million in 1999.

EBITDA was $10 million in the fourth quarter of 2000, compared with $29 million in the fourth quarter of 1999 due to further investments in product development and the global sales force. EBITDA grew 6% to $92 million for the year ended December 31, 2000, compared with $87 million in 1999.

Adjusted EBITDA in the fourth quarter of 2000 climbed to $96 million, an increase of 96% over $49 million in the fourth quarter of 1999. Adjusted EBITDA rose to $255 million for the year ended December 31, 2000, an increase of 138% over $107 million in 1999. Adjusted EBITDA is EBITDA adjusted to reflect changes in deferred revenue and non-cash cost of sales.

360networks believes cash revenue and adjusted EBITDA are the most appropriate metrics to measure the performance of emerging network service providers as they track a company's success in obtaining sales contracts and delivering services to customers.

Gross profit in the fourth quarter of 2000 was $48 million (30% of revenue), compared with $39 million (31% of revenue) for the fourth quarter of 1999. Gross profit for the year totaled $186 million (36% of revenue), up from $109 million (30% of revenue) in 1999.

Selling, general and administration expenses increased to $38 million (24% of revenue) in the fourth quarter of 2000 compared to $10 million (8% of revenue) in the fourth quarter of 1999. For the year ended December 31, 2000, selling, general and administration expenses totaled $94 million (18% of revenue), compared with $22 million (6% of revenue) in 1999. 360networks' selling, general and administration expenses continue to compare favorably with expenses of industry peers.

Net loss was $155 million in the fourth quarter of 2000 (20 cents per share) and $355 million (55 cents per share) for the year ended December 31, 2000. This compares to net income of $11 million in the fourth quarter of 1999 and net income of $24 million for the year ended December 31, 1999.

"360networks had many key successes in the fourth quarter," said Greg Maffei, president and chief executive officer of 360networks. "We extended our network reach and service capabilities by entering into alliances with Alcatel to build a transpacific cable and Telseon to offer metro services, and agreeing to acquire NetRail, a Tier 1 IP service provider."

"We also appointed a COO, filled other key positions and expanded our global sales force. Most importantly, we sold network services to a growing number of industry leaders like Deutsche Telekom, Microsoft, Streaming Media, GiantLoop, PacWest and Q9. Although we are operating in a tough market, there is still strong demand for our global, scalable, portable capacity," Maffei added.

"We achieved record cash revenue, which we believe is the strongest affirmation of customer interest in our network and services," said Larry Olsen, vice-chairman and chief financial officer of 360networks. "And we continued to make great progress on completing and lighting our North American and European networks, as well as 360atlantic and 360americas, on time and under budget."

Revised 2001 financial guidance

"Despite our strong performance in the fourth quarter, we believe that revising our 2001 cash guidance is a prudent step given the current dynamics in the market, and particularly the transatlantic market," said Olsen. "We believe that no one in our sector will be insulated from this market reality."

360networks is reducing capital expenditure plans for 2001 from $3.5-4.5 billion to $3.5-4 billion as this difference reflects the success-based portion of its original capital expenditure plans.

The company is also revising financial estimates for cash revenue and adjusted EBITDA in 2001. The company previously issued guidance of $3.1-3.3 billion for 2001 cash revenue, which it is now lowering to $2.4-2.6 billion due to deferral of forward capacity purchases by major telecommunications carriers and capital constraints within the telecommunications sector. 360networks is consequently revising the estimate for adjusted EBITDA from $2.5-2.6 billion to $1.8-1.9 billion.

"With the credit facilities which are available to us, we remain fully funded to complete our current business plan," Olsen added.

360networks is maintaining its 2001 financial estimates of $650-750 million for GAAP-based revenue, and $110-160 million for EBITDA.

Capital expenditures

o Capital expenditures total $1.2 billion in the fourth quarter and $3 billion for the year ended December 31, 2000.

Technology

o 360networks announces an alliance with Alcatel to extend 360networks' global optical network. Combining their respective expertise in the development and implementation of optical networking technologies, the two companies capitalize on their strengths to accelerate the development of 360networks' seamless, optical network infrastructure.

o 360networks becomes the only company in North America to deploy the most advanced and capital-efficient fiber optic conduit and cabling system. This new system by NKF Kabel uses compressed air to jet multiple mini-ducts (containing up to 60 fiber strands) into new or previously installed conduit. The compressed air is used to install the mini-ducts quickly and efficiently over long distances.

o The company deploys the highest performance MPLS-based global IP network, using Cisco's latest MPLS (Multi-protocol Label Switching) technology. MPLS is a technology that brings the engineering capabilities of asynchronous transfer mode (ATM) to packet networks by tagging IP packets with `labels' that specify a route and priority. By eliminating the need for routers to perform an address lookup for every packet, MPLS speeds packets to their destination with greater efficiency.

o 360networks carries out one of the world's largest deployments of the Nortel Networks OPTera Long Haul 1600 Optical Line System. This dense wave division multiplexing (DWDM) system is capable of delivering up to 1.6 terabits per second of capacity per fiber with up to 160 wavelengths at 10 gigabits per second.

North America

o 360networks completes 34,000 kilometers (21,000 miles) of its 43,000-kilometer (26,700-mile) North American fiber optic network. The company also lights 19,000 kilometers (12,000 miles) of the network. The entire network is scheduled to enter commercial service by mid-2001.

o 360networks provides broadband services on the first seamless coast-to-coast Canadian fiber optic network. Spanning 11,500 route kilometers (7,000 miles), the network connects 13 major cities across Canada.

o 360networks and T-Cubed, the telecommunications subsidiary of Norfolk Southern Corporation, enter into an agreement to jointly install and market fiber optic network infrastructure on Norfolk Southern's eastern United States rights of way.

360atlantic

o 360atlantic, an 11,700-kilometer (7,300-mile) undersea cable system connecting the United States, Canada, the United Kingdom and Ireland is scheduled to enter service by the second quarter of 2001. Cable ships are currently completing the installation of the transatlantic cables. The four cable stations and related infrastructure are complete and are undergoing testing.

Europe

o 360networks completes 10,000 kilometers (6,200 miles) of its 20,200-kilometer (12,500-mile) European fiber optic network. The company also lights 6,100 kilometers (3,800 miles) of the network in the United Kingdom, France, Germany and Holland.

360americas

o 360networks completes the installation and lighting of 360americas between the United States and Brazil. This is the first fiber optic cable to provide high-speed connectivity between South America and North America. The company also lands 360americas near Caracas, Venezuela. This marks the first direct fiber optic connection between the United States and Venezuela.

o The entire 29,000-kilometer (18,000-mile) terrestrial and undersea cable system connecting the United States, Bermuda, Brazil, Argentina and Venezuela is on schedule to enter service in early 2002.

360pacific

o 360networks begins development of 360pacific, a 22,700-kilometer (14,100-mile) transpacific cable that will connect the United States, Canada and Japan by mid-2002.

360asia

o 360networks agrees to acquire the use of fiber optic strands from C2C, a subsidiary of Singapore Telecommunications, on C2C's cable network. The 16,300-kilometer (10,100-mile) undersea cable system will link Japan, South Korea, Taiwan, the Philippines, Hong Kong, Singapore and mainland China. This system is anticipated to be in service in the fourth quarter of 2001.

Metropolitan network highlights

o 360networks announces plans for metro rings in more than 35 major cities worldwide by mid-2001. The company is developing these metropolitan networks in key cities of North America, Europe and South America through construction projects, as well as network capacity exchanges, purchases and leases with other telecommunications carriers.

Fourth quarter sales highlights

o 360networks announces an agreement to provide Deutsche Telekom - Europe's largest telecommunications company - with network capacity, dark fiber, network and maintenance services totaling an estimated $230 million.

o Streaming Media Corporation becomes the first company to beta test 360networks' IP transit service, which provides high-speed, high-capacity access to the Internet. SMC uses the new 360networks service to deliver high-quality streaming video and audio directly to broadband users in Los Angeles, Toronto and Vancouver.

o 360networks sells to EPIK Communications dark fiber that spans more than 6,000 kilometers (3,700 miles) on routes connecting major cities in North America.

o    Backlog sales revenue totals approximately $1.4 billion.

More recently:

o 360networks and GiantLoop Network Inc. announce an alliance in which 360networks will be GiantLoop's preferred provider of North American and transatlantic broadband network services.

o 360networks enters into an agreement with Telseon that will increase significantly the reach and availability of instantly scalable IP and Ethernet-based data network services in U.S. metropolitan markets. Under the agreement, 360networks will have access to Telseon's optical Ethernet services in metropolitan areas, enabling 360networks to extend its IP transit, IP transport and backbone services to its customers colocated in points of presence (POPs) on the Telseon network. Additionally, Telseon will be a preferred provider of GigE metropolitan access services to 360networks, and 360networks will be a preferred provider of dark fiber and long-haul capacity to Telseon.

o The U.S. Securities and Exchange Commission declares effective a shelf registration statement filed by 360networks regarding the potential offering of up to $3 billion of debt securities, preferred shares, subordinate voting shares and warrants.

o 360networks agrees to acquire NetRail, a Tier 1 wholesale IP service provider, in an all-stock transaction. This acquisition will accelerate 360networks' entry into the IP services market due to NetRail's established peering arrangements with all other Tier 1 Internet backbones and a talented group of IP network engineers.

o The company announces it will provide high-speed optical services to Verio, the world's largest Web hosting company, a leading Internet services provider and a subsidiary of NTT Communications, Asia's largest telecommunications company. 360networks will provide these services over the next three years on routes in North America and Europe as well as on 360atlantic.

About 360networks

360networks (NASDAQ: TSIX and TSE: TSX) offers network services to telecommunications and data-centric organizations. 360networks is developing one of the largest and most technologically advanced fiber optic mesh networks in the world. By mid-2002, the planned network will span 143,000 kilometers (89,000 miles) and link more than 100 major cities with terrestrial routes and undersea cable systems joining North America, Europe, South America and Asia. 360networks is also developing nearly 3.7 million square feet of network facilities. More information is available at www.360.net.

This document may contain forward-looking statements that involve a number of risks and uncertainties. A number of factors could cause our actual results, performance, achievements or industry results to vary from the results, performance or achievements expressed or implied by our forward-looking statements. These factors include, but are not limited to, general economic and business conditions, both nationally and in the markets in which we operate or will operate; competition; existing government regulations and changes in, or the failure to comply with, government regulations; the loss of any significant number of customers; changes in business strategy or development plans; technological developments; the ability to attract and retain qualified personnel; our ability to access markets, design effective fiber optic routes, install cable and facilities, and obtain rights-of-way, building access rights and any required governmental authorizations, franchises and permits, all in a timely manner, at reasonable costs and on satisfactory terms and conditions and demographic change. For such statements, we claim the safe harbor for "forward looking statements" within the meaning of the Private Securities Litigation Reform of 1995.

For more information, please contact:

Michelle Gagne
Director of corporate communications
360networks
604.648.7703
michelle.gagne@360.net

Nancy Bacchieri
Director of investor relations
360networks
206.239.4064
ir@360.net

                                360networks inc.
                      Selected Income Statement Information


In millions of U.S. dollars    Three months ended       Three months ended          Year ended           Year ended
U.S. GAAP                      December 31, 2000        December 31, 1999        December 31, 2000    December 31, 1999

Cash Revenue                                    $217                    $135                  $644                 $370

Adjusted EBITDA (1)                             $ 96                    $ 49                  $255                 $107

------------------------------ ------------------------ ---------------------- --------------------- --------------------
Revenue                                         $158                    $125                 $ 511                $ 360

Costs                                            110                      86                   325                  251
                               ------------------------ ---------------------- --------------------- --------------------
Gross profit                                      48                      39                   186                  109

Selling, general and
administration expenses                           38                      10                    94                   22
                               ------------------------ ---------------------- --------------------- --------------------
EBITDA (1)                                        10                      29                    92                   87
Non-cash stock-based
compensation                                      52                       2                   258                    7

Depreciation                                      34                       2                    56                    3

Interest expense                                  53                      13                   135                   34

Interest income                                   15                      10                    60                   18

Other                                             15                       -                    15                    -

Provision for income taxes                        26                      10                    41                   30

Minority interest                                  -                       1                     2                    7
                               ------------------------ ---------------------- --------------------- --------------------
Net income (loss) for the
period                                        $(155)                     $11                $(355)                  $24
                               ------------------------ ---------------------- --------------------- --------------------

(1) EBITDA represents earnings before interest, taxes, depreciation, amortization, stock-based compensation and minority interest. Adjusted EBITDA is EBITDA adjusted to reflect changes in deferred revenue and non-cash cost of sales.

                                360networks inc.
                       Selected Balance Sheet Information


In millions of U.S. dollars                       December 31, 2000             December 31, 1999
U.S. GAAP

Cash (2)                                                      $ 507                         $ 521

Other current assets                                            873                           378

Fixed assets                                                    746                            77

Other assets                                                  3,470                           335
                                        ---------------------------- -----------------------------

                                                             $5,596                        $1,311
                                        ---------------------------- -----------------------------

Current liabilities                                           $ 857                         $ 244

Other liabilities                                                54                             3

Long-term debt                                                1,895                           675

Minority interest                                                 -                             9

Preferred stock                                                 707                           350

Capital stock                                                 2,494                           292

Other capital accounts                                           22                         (221)

Deficit                                                       (433)                          (41)
                                        ---------------------------- -----------------------------

                                                             $5,596                        $1,311
                                        ---------------------------- -----------------------------


(2)      Cash includes cash, cash equivalents and restricted cash.

                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             360networks inc.


                             By:    /s/ CATHERINE MCEACHERN
                                    ------------------------------------
                                    Name:   Catherine McEachern
                                    Title:  Vice President, General
                                            Counsel and Secretary

DATE: March 23, 2001